August 2, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W. – Mail Stop 4561

Washington, D.C. 20549

Attention: Donald A. Walker

Re:	Valley National Bancorp
Form 10-K for the year ended December 31, 2004
Form 10-K/A for the year ended December 31, 2004
Form 10Q for Fiscal Quarter Ended March 31, 2005
File No. 001-11277

Ladies and Gentlemen:

On behalf of Valley National Bancorp (“Valley” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated July 5, 2005 regarding the above referenced 10-K. In regard to your letter, we have the following responses to your requests:

The OCC examination referred to on page 9 and 18 of the 10K for Valley National Bancorp was a safety and soundness examination conducted annually by the OCC. A portion of this examination focused on AML and BSA compliance of Valley National Bank (the “Bank”). The examination and its results are confidential and the results and cannot be disclosed to the public according to OCC rules.

The increased level of expenses primarily related to increased staffing expenses, but included consulting, legal and training expenses as well. AML/BSA compliance in the current atmosphere of enhanced scrutiny and automated systems requires increased staffing at every level. The total salary and benefit cost for the AML/BSA area increased by more than 100 percent between December 31, 2003 and 2004. The number of full time equivalents (FTEs) in the compliance area increased from 6 at December 31, 2003 to 17 as of December 31 2004. In addition, due to increased needs in different areas, such as research on new accounts and wires, other areas increased as well. The number of employees in the wire room increased from 7 FTEs on December 31, 2003 to 13 as of December 31 2004. Moreover, due to competition for qualified individuals, the salary costs have also grown substantially. For example, the Company estimates that the average compensation per employee in the BSA/AML compliance area grew from $43,292 at December 31, 2003 to $49,600 at December 31, 2004 and to 19 FTEs and $57,456 average compensation at June 30, 2005. The trend for additional and more expensive hires has continued into 2005. In addition to staff, the Company hired a consultant at a cost of $230,000 to, among other things, advise Valley on compliance issues and Valley incurred increased legal expenses with outside counsel as well. Lastly, the Company implemented an ongoing training program to enhance the level of knowledge of all staff in regard to AML/BSA compliance.

The examination has been completed; however a final report has not been issued.

In response to issues learned at educational conferences, as well as insights derived from various insights from examiners, consultants and attorneys, Valley has taken a number of steps to substantially enhance its AML/BSA compliance, which include acquiring and installing new software, as well as hiring more and better trained staff. Despite these efforts and because of the political atmosphere, regulators may request that Valley take additional steps and upon a subsequent examination, Valley’s new procedures or its success in complying with the AML/BSA requirements may be found deficient and actions may be taken. However, Valley does not know of any undertakings or agreements, written or oral, which would limit the Bank’s actions or “direct” the Bank to take some specific step it is not now taking and which resulted from the examination. We put “direct” in quotes because the OCC examination and supervision process is a give and take, risk management process, and Valley responds to examiners comments and OCC views during and after the course of the examination. If there were any action by the OCC which was material to Valley’s operations, business, or financial position, Valley will disclose such action.

Currently, Valley believes it is material to disclose the level of costs with, and risks inherent in, AML/BSA compliance and regulatory examination process, which is what was disclosed.

Pursuant to the letter from the U.S. Securities and Exchange Commission (the “Commission”), dated July 5, 2005, to Valley National Bancorp, Valley hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned if you have any further comments or want further information.

Sincerely,

/s/ Alan D. Eskow Alan D. Eskow
Executive Vice President &
Chief Financial Officer